Exhibit 1(ll)

BLACKROCK FUNDSSM

(A Massachusetts Business Trust)

CERTIFICATION OF CLASSIFICATION OF SHARES

The undersigned, the Secretary of BlackRock FundsSM (the “Trust”), does hereby certify that:

1) at a meeting held on June 13, 2016, the Board of Trustees of the Trust, on behalf of BlackRock U.S. Treasury Money Market Portfolio, a class of the Trust (the “Fund”), approved a proposal to liquidate the Fund pursuant to Section 5.1(B) (10) (b) of the Trust’s Declaration of Trust (the “Liquidation”);

2) the Liquidation took place as of September 29, 2016; and

3) following the Liquidation with respect to the Fund and the redemption of all outstanding shares, the Fund was terminated pursuant to Section 5.1 A of the Declaration as a class of the Trust, and all references to the Fund in the Trust’s Certification of Classification of Shares by its alphabetical designation B are hereby removed.

Witness my hand and seal this 23rd day of December, 2016.

/s/ Benjamin Archibald
Benjamin Archibald Secretary